

June 14, 2017

Mr. J.D. Foy
Chief Executive Officer
Tangoe, Inc.
35 Executive Boulevard
Orange, CT 06477

      Re: Tangoe, Inc.
              Solicitation/Recommendation Statement on Schedule 14D-9
              Filed May 12, 2017
              File No. 005-86565

Dear Mr. Foy:

      We have reviewed your response to our prior letter and have the following comment.

<u>General</u>

1.   We note your response to prior comment 1. While the staff will not be issuing further comments on this issue, we remind the company and its management of their obligation to ensure that investors have been provided with all material information necessary to evaluate the proposed transaction, particularly given that the company is not current in its Exchange Act reporting obligations. We note in particular that the company should consider whether investors have been provided with all material financial information to which the company, its board, or its management had access during the course of the transaction. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact me at (202) 551-3503 if you have any questions.

                            Sincerely,

                            /s/ David L. Orlic

                            David L. Orlic
                            Special Counsel
                            Office of Mergers and Acquisitions

cc: Jay E. Bothwick, Esq.
         Wilmer Cutler Pickering Hale and Dorr LLP